Guess?, Inc.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-111895

March 12, 2004

PROSPECTUS SUPPLEMENT
(to prospectus dated February 25, 2004)

5,425,000 Shares

Guess?, Inc.
Common Stock

        This prospectus supplement supplements our prospectus dated February 25, 2004 relating to the sale by certain of our stockholders or by their pledgees, donees, transferees or other successors in interest of up to 5,700,000 shares of our common stock, 275,000 shares of which have been sold prior to the date hereof.

        The "Selling Stockholders" section of our prospectus is hereby supplemented to reflect the contribution by the Maurice Marciano Trust (2000 Restatement) to the Maurice Marciano Family Foundation of 300,000 shares of our common stock. This prospectus supplement should be read in conjunction with our prospectus, and this prospectus supplement is qualified by reference to our prospectus, except to the extent that the information herein contained supersedes the information contained in such prospectus.

Selling Stockholders

        The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling stockholders as of March 11, 2004 and the number of shares which may be offered pursuant to this prospectus for the account of the selling stockholders or their respective transferees from time to time.

        The table below supplements or amends the table of selling stockholders contained in the prospectus. Accordingly, the information contained in the table supersedes the information in the prospectus with respect to the stockholders listed below. In addition, each selling stockholder may have sold, transferred or otherwise disposed of all or a portion of his shares of our common stock since the date on which he provided information for this table.

Name and Address of Stockholder Selling	Shares Owned Prior to the Offering	Shares Available for Sale Under this Prospectus	Shares Owned After the Offering	Percent Owned After Completion of the Offering(3)
Maurice Marciano Trust (2000 Restatement)(1) 1444 S. Alameda Street Los Angeles, CA 90021	15,879,559	2,400,000	13,479,559	30.76%
Paul Marciano Trust, dated 2/20/86(2) 1444 S. Alameda Street Los Angeles, CA 90021	12,261,398	2,725,000	9,536,398	21.76%
Maurice Marciano Family Foundation 9465 Wilshire Boulevard, S-400 Beverly Hills, California 90212	300,000	300,000	0	0%

(1)
Maurice Marciano, the sole trustee and principal beneficiary of the Maurice Marciano Trust (2000 Restatement), co-founded Guess? in 1981 and has served as Co-Chairman of the Board and Co-Chief Executive Officer since November 15, 1999. Maurice Marciano served as Chairman of the Board and Chief Executive Officer of Guess? from August 1993 to November 15, 1999. Maurice Marciano served as President of Guess? from June 1990 to September 1992 and as Executive Vice President from 1981 until June 1990. Maurice Marciano's direct supervisory responsibilities include design, merchandising and manufacturing. Additionally, Maurice Marciano, along with Paul Marciano, is responsible for Guess?'s corporate marketing. From February 1993 to May 1993, Maurice Marciano was Chairman, Chief Executive Officer and Director of Pepe Clothing USA, Inc. Maurice Marciano has served as director of Guess? since 1981 (except for the period from January 1993 to May 1993). In addition to the shares listed above, Maurice Marciano "beneficially owns" for the purpose of Section 13(d) of the Securities Exchange Act 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust; 300,000 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

(2)
Paul Marciano, the sole trustee and principal beneficiary of the Paul Marciano Trust, joined Guess? two months after its inception in 1981 and has served as creative director for Guess?'s advertising worldwide, and served as President and Chief Operating Officer of Guess? from September 1992 to December 2000. Paul Marciano has served as Co-Chairman and Co-Chief Executive Officer of Guess? since November 15, 1999. Paul Marciano's responsibilities include direct supervisory responsibility for Guess's global advertising and image, licensing, international business and the retail operation. Additionally, Paul Marciano, along with Maurice Marciano, is responsible for Guess?'s corporate marketing. Paul Marciano served as Senior Executive Vice President of Guess? from August 1990 to September 1992 and has served as a director of Guess? since 1990. In addition to the shares listed above, Paul Marciano "beneficially owns" for the purpose of Section 13(d) of the Securities Exchange Act 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

(3)
The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their respective names. As a result, we cannot estimate the number of shares of our common stock that each selling stockholder will beneficially own after termination of sales under this prospectus. For the purposes of this table, however, we have assumed that each stockholder sells all shares available for sale by the stockholder hereunder.